Exhibit (e)(18)

MAKE WHOLE AGREEMENT

This Make Whole Agreement, dated as of [__________], 2020 (this “Agreement”), is entered into by and between MyoKardia, Inc., a Delaware corporation (the “Company”), and [_______________________] (the “Executive”), provided, however, that this Agreement shall be void ab initio and of no further force and effect if the Agreement and Plan of Merger, dated as of [ __ ], 2020 (the “Merger Agreement”), by and among the Company, [ __ ] (“Parent”) and certain other parties, is terminated.

W I T N E S S E T H

WHEREAS, the Company has determined that the Executive is or may be a “disqualified individual” (as such term is defined under Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”));

WHEREAS, in connection with the transactions contemplated under the Merger Agreement, certain payments and benefits will or may be made or provided to the Executive in connection with a change in control of the Company that may be determined to be “excess parachute payments” (as such term is defined under Section 280G of the Code);

WHEREAS, the parties acknowledge uncertainty associated with determining the extent of any excess parachute payments; and

WHEREAS, the parties have agreed to cooperate in good faith in determining the amount of any excess parachute payments.

NOW, THEREFORE, for good and valuable consideration, the receipt of which is hereby acknowledged, the Company and the Executive hereby agree as follows:

Section 1. Make Whole Payment.

(A) Anything in any other agreement or arrangement between the Company and the Executive notwithstanding, in the event it shall be determined by the Accounting Firm (as defined below) that any compensation, payment, award, benefit or distribution (or any acceleration of any compensation, payment, award, benefit or distribution) by the Company or Parent (or any of their respective affiliates) to or for the benefit of the Executive, whether paid or payable or distributed or distributable pursuant to the terms of this Agreement, or otherwise paid or payable or distributed or distributable contingent upon the transactions contemplated under the Merger (as defined in the Merger Agreement), within the meaning of Section 280G of the Code (collectively, the “Parachute Payments”), would be subject to the excise tax imposed by Section 4999 of the Code (such excise tax is hereinafter referred to as the “Excise Tax”), then the Executive shall be entitled to receive an additional payment (a “Make Whole Payment”) in an amount equal to the amount necessary such that the net amount of the Make Whole Payment retained by the Executive, after deduction of any federal, state, and local income taxes, employment tax and Excise Tax upon the payment provided by this subsection, and any interest and/or penalties assessed with respect to such Excise Tax, shall be equal to the Excise Tax imposed on the Parachute Payments; provided, that such Make Whole Payment and any Underpayment (as defined below) shall not exceed $[ __ ]. The Company’s obligation to make the Make Whole Payment shall not be conditioned upon the Executive’s continued employment with the Company, Parent or any of their respective affiliates. For purposes of this Agreement, “Accounting Firm” means Golden Parachute Tax Solutions LLC, provided, that, if Golden Parachute Tax Solutions LLC withdraws from its provision of services to the Company with respect to this Agreement, then Accounting Firm shall mean an independent nationally recognized accounting firm selected by the Company following good faith consultation with Parent.

(B) Subject to the provisions of Section 1(C), all determinations required to be made under this Section 1(B), including the determination of the amount of any Parachute Payments and the amount of any Excise Tax and whether a Make Whole Payment is required and the amount of such Make Whole Payment, shall be made by the Accounting Firm, in a manner reasonably satisfactory to Parent (with such determination by Parent not to be unreasonably withheld), prior to the Effective Time (as defined in the Merger Agreement), which shall provide detailed supporting calculations to each of the Company, Parent and the Executive within fifteen (15) business days after the date on which the Executive’s right to a Parachute Payment is triggered, if applicable, or at such earlier time as is reasonably requested by the Company or Parent. The Company shall solely bear all fees and expenses of the Accounting Firm. For purposes of determining the amount of the Make Whole Payment, the Executive shall be deemed to pay federal income taxes at the highest marginal rate of federal income taxation applicable to individuals for the calendar year in which the Make Whole Payment is to be made, and state and local income taxes at the highest marginal rates of individual taxation in the state and locality of the Executive’s residence on the date the Make Whole Payment is to be made. If the Accounting Firm determines that no Excise Tax is payable by the Executive, the Company shall require the Accounting Firm to furnish each of the Company, Parent and the Executive with documentation (including a complete set of calculations and assumptions utilized to make such determination) that can be used to establish a reporting position that failure to report any Excise Tax as payable on the Executive’s applicable federal income tax return would not result in the imposition of a negligence or similar penalty. Any determination by the Accounting Firm shall be binding upon the Company and the Executive. As a result of the uncertainty in the application of Section 4999 of the Code at the time the initial determination by the Accounting Firm is made, it is possible that Make Whole Payments which will not have been made by the Company should have been made (an “Underpayment”). In the event that the Company exhausts its remedies pursuant to Section 1(C) and the Executive thereafter is required to make a payment of any Excise Tax, the Accounting Firm shall determine the amount of the Underpayment that has occurred, consistent with the calculations required to be made hereunder, and any such Underpayment, and any interest and penalties imposed on the Underpayment and required to be paid by the Executive in connection with the proceedings described in Section 1(C), shall be promptly paid by the Company to or for the benefit of the Executive.

(C) The Executive shall notify the Company in writing of any claim by the Internal Revenue Service that, if successful, would require the payment by the Company of the Make Whole Payment. The Executive shall provide such written notification to the Company as soon as practicable, but no later than ten (10) business days, after the Executive knows of such claim, and within such written notification, the Executive shall apprise the Company of the nature of such claim and the date on which such claim is requested to be paid. The Company shall respond to the Executive within thirty (30) days following its receipt of such written notice from the Executive. The Executive shall not pay such claim prior to the expiration of the thirty (30)-day period following the date on which he or she gives such written notice to the Company (or such shorter period ending on the date that any payment of taxes with respect to such claim is due). If the Company notifies the Executive in writing prior to the expiration of such period that it desires to contest such claim, the Executive shall:

(1) give the Company any information reasonably requested by the Company relating to such claim,

(2) take such action in connection with contesting such claim as the Company shall reasonably request in writing from time to time, including, without limitation, accepting legal representation with respect to such claim by an attorney selected by the Company (and at the Company’s expense),

(3) cooperate with the Company in good faith in order to effectively contest such claim, and

(4) permit the Company to participate in any proceedings relating to such claim; provided, however, that the Company shall bear and pay directly all costs and expenses (including additional interest and penalties and any reasonable legal and accounting fees and expenses) incurred by the Company in connection with such contest and shall indemnify and hold the Executive harmless, on an after-tax basis, for any Excise Tax or income tax, including interest and penalties with respect thereto, imposed as a result of such representation and payment of costs and expenses. Without limitation on the foregoing provisions of this Section 1(C), the Company shall control all proceedings taken in connection with such contest and, at its sole option, may pursue or forego any and all administrative appeals, proceedings, hearings and conferences with the taxing authority in respect of such claim and may, at its sole option, either direct the Executive to pay the tax claimed and sue for a refund or contest the claim in any permissible manner, and the Executive agrees to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as the Company shall determine; provided, however, that if the Company directs the Executive to pay such claim and sue for a refund, the Company shall advance the amount of such payment to the Executive on an interest-free basis and shall indemnify and hold the Executive harmless, on an after-tax basis, from any Excise Tax or income tax, including interest or penalties with respect thereto, imposed with respect to such advance or with respect to any imputed income with respect to such advance; and further provided that any extension of the statute of limitations relating to payment of taxes for the taxable year of the Executive with respect to which such contested amount is claimed to be due is limited solely to such contested amount. Furthermore, the Company’s control of the contest shall be limited to issues with respect to which a Make Whole Payment would be payable hereunder and the Executive shall be entitled to settle or contest, as the case may be, any other issues raised by the Internal Revenue Service or any other taxing authority.

(D) If, after the receipt by the Executive of an amount advanced by the Company pursuant to Section 1(C), the Executive becomes entitled to receive any refund with respect to such claim, the Executive shall (subject to the Company’s compliance with the requirements of Section 1(C)) promptly pay to the Company the amount of such refund (together with any interest paid or credited thereon after taxes applicable thereto). If, after the receipt by the Executive of an amount advanced by the Company pursuant to Section 1(C), a determination is made that the Executive shall not be entitled to any refund with respect to such claim and the Company does not notify the Executive in writing of its intent to contest such denial of refund prior to the expiration of thirty (30) days after such determination, then such advance shall be forgiven and shall not be required to be repaid and the amount of such advance shall offset, to the extent thereof, the amount of Make Whole Payment and/or interest and penalties required to be paid.

Section 2. Successors; Binding Agreement.

(A) The provisions of this Agreement shall be binding upon the surviving or resulting corporation in any merger, consolidation, recapitalization or similar corporate transaction or the person or entity to which all or substantially all of the Company’s assets are transferred.

(B) In addition to any obligations imposed by law upon any successor to the Company, the Company shall require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place.

(C) This Agreement shall inure to the benefit of and be enforceable by the Executive’s personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees. If the Executive shall die while any amounts would be payable to the Executive hereunder had the Executive continued to live, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement to such person or persons appointed in writing by the Executive to receive such amounts or, if no person is so appointed, to the Executive’s estate.

Section 3. Payment of the Make Whole Payment.

Any Make Whole Payment, as determined pursuant to this Agreement, shall be paid by the Company to the Executive within twenty (20) days after the receipt of the Accounting Firm’s determination; provided that the Make Whole Payment shall in all events be paid no later than the end of the Executive’s taxable year immediately following the Executive’s taxable year in which the Excise Tax (and any income or other related taxes or interest or penalties thereon) on a Parachute Payment is remitted to the Internal Revenue Service or any other applicable taxing authority or, in the case of amounts relating to a claim described in Section 1(C) that does not result in the remittance of any federal, state, local and foreign income, excise, social security and other taxes, the taxable year in which the claim is finally settled or otherwise resolved. Notwithstanding any other provision of this Agreement, the Company may, in its sole discretion, withhold and pay over to the Internal Revenue Service or any other applicable taxing authority, for the Executive’s benefit, all or any portion of any Make Whole Payment, and the Executive hereby consents to such withholding.

Section 4. Notice.

For purposes of this Agreement, all notices and other communications required or permitted hereunder shall be in writing and shall be deemed to have been duly given when delivered or five (5) days after deposit in the United States mail, certified and return receipt requested, postage prepaid, addressed as follows:

If to the Executive:

To the most recent address set forth in the personnel records of the Company;

If to the Company:

MyoKardia, Inc.

1000 Sierra Point Parkway

Brisbane, CA 94005

Attention: General Counsel;

or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall be effective only upon receipt.

Section 5. Full Settlement.

The Company’s obligation to make any payments provided for in this Agreement and otherwise to perform its obligations hereunder shall not be affected by any set-off, counterclaim, recoupment, defense or other claim, right or action which the Company may have against the Executive or others and shall be in full settlement of any liabilities and/or responsibilities with respect to Section 4999 of the Code.

Section 6. Governing Law; Validity.

The validity, interpretation, and enforcement of this Agreement shall be governed by the laws of the State of California. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which other provisions shall remain in full force and effect.

Section 7. Amendment.

No provision of this Agreement may be amended, waived or discharged except by the mutual written agreement of the parties.

Section 8. No Employment Rights.

No provision of the Agreement shall be construed to give the Executive any right to become, to be treated as, or to remain an employee or service provider to the Company, Parent or any of their affiliates or successors. The Company reserves the right to terminate the Executive’s employment or services at any time for any reason or no reason, without or without cause and with or without advance notice.

Section 9. 409A.

It is intended that the Make Whole Payment shall be exempt from or comply with the application of Section 409A of the Code, and this Agreement will be construed to the greatest extent possible as consistent with those provisions. For purposes of Section 409A of the Code, in the event the Executive receives the Make Whole Payment in installments, such installments, shall be treated as a series of separate payments and each such installment shall be considered a separate and distinct payment. With respect to amounts eligible for reimbursement under the terms of this Agreement: (i) the amounts eligible for reimbursement in any taxable year shall not affect the expenses eligible for reimbursement in another taxable year; (ii) any right to reimbursement shall not be subject to liquidation or exchange for another benefit; and (iii) any reimbursements shall be made no later than the end of the calendar year following the calendar year in which the related expenses were incurred, except, in each case, to the extent that the right to reimbursement does not provide for a “deferral of compensation” within the meaning of Section 409A of the Code. The Company makes no representation that any or all of the payments described in this Agreement will be exempt from or comply with Section 409A of the Code and makes no undertaking to preclude Section 409A of the Code from applying to any such payment. In no event whatsoever will the Company be liable for any additional tax, interest or penalty that may be imposed on the Executive by Section 409A of the Code or damages for failing to comply with Section 409A of the Code.

Section 10. Integration.

This Agreement and the Make Whole Payment provided for herein shall replace and supersede any other agreements and promises made to the Executive by the Company, whether written or oral, on the subject matter herein.

Section 11. Conditionality.

This Agreement is conditioned upon the consummation of the Merger, and will become null and void, and will have no effect whatsoever, in the event the Merger is not consummated.

Section 12. Counterparts.

This Agreement may be executed in counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same instrument.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement this [ __ ] day of [ __ ], 2020.

EXECUTIVE

MYOKARDIA, INC.

By:

Name:
Title:

Acknowledged by:

[ __ ]

By:

Name:
Title: